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170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL INC. ANNOUNCES SECOND CLOSING OF PREVIOUSLY
ANNOUNCED PUBLIC OFFERING

Toronto, ON – (Marketwired – July 21, 2017) – Titan Medical Inc. (the “Company”) (TSX: TMD) (OTCQB: TITXF) is pleased to announce that it has completed the second closing (the “Second Closing”) of its previously announced public offering (the “Offering”) earlier today pursuant to an agency agreement (the “Agency Agreement”) dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”).

The Agency Agreement provides that the offer and sale of units (“Units”) may be completed on one or more dates. The Company completed the first closing of the Offering and issued 48,388,637 Units for gross proceeds of CDN $7,258,296 on June 29, 2017 and earlier today, it completed the Second Closing of the Offering and issued an additional 11,117,000 Units for gross proceeds of CDN $ 1,667,550. The Company has raised combined gross proceeds under the Offering of CDN $8,925,846. Each Unit was issued at a price of CDN $0.15 per Unit and is comprised of one common share of the Company (a “Common Share”) and one warrant entitling the holder to purchase one Common Share at a price of CDN $0.20 until expiry on June 29, 2022. The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes.

The Common Shares sold and issued in connection with the Second Closing will be listed and posted for trading on the Toronto Stock Exchange under the symbol TMD at the opening on July 21, 2017.

The Units were qualified for sale by way of a prospectus dated June 26, 2017 filed by the Company in the Provinces of British Columbia, Alberta and Ontario. The Units were also offered for sale in the United States through United States registered broker-dealers appointed by the Agent as subagents pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state laws.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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